UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 11, 2015

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL BECOMES POTENTIAL RAIL SUPPLIER FOR GERMANY’S RAILWAYS

Moscow, Russia — February 11, 2015 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, reports that Chelyabinsk Metallurgical
Plant won the status of a potential rail supplier to Germany’s railway operator
Deutsche Bahn AG, following a production audit.
As part of the work visit, Deutsche Bahn AG experts toured the oxygen converter workshop, universal rolling mill and the rolling workshop #3, as well as the steel products testing center and the central analytics lab. During the visit,
German experts examined all stages of Chelyabinsk Metallurgical Plant’s rail production — from steelmaking to shipping rails, and appraised the  quality management control system of rail products at all production stages.
As a result, the sides signed a protocol affirming Chelyabinsk Metallurgical
Plant’s status as a potential supplier of rails for Deutsche Bahn AG. The sides agreed to conduct measures required for Chelyabinsk Metallurgical Plant’s rails to pass certification as compliant with TSI standard for rail products in the
European Union. Meanwhile the plant will begin testing to enable rail supplies to the railway network of DB Netz AG which is operating Germany’s railway infrastructure. Tests will be conducted with high-speed conditions among others.
“The universal rolling mill is capable of manufacturing products at the finest global level and preliminary tests confirmed that. Today our aim is to pass certification not only in Russia, but also in Europe. This will enable us to replace imports domestically and become a successful competitor globally,”
Mechel-Steel Management Company OOO’s Chief Executive Officer Vladimir Tytsky
commented.
***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221-88-88
ekaterina.videman@mechel.com

***
Mechel is an international mining and steel company which employs over 70,000 people. Its products are marketed in Europe, Asia, North and South America,
Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: February 11, 2015	By:	Oleg V. Korzhov
	Name:	Oleg V. Korzhov
	Title:	CEO